NEWMARKET GOLD REPORTS STRONG SECOND QUARTER RESULTS; INCREASES
2016 PRODUCTION GUIDANCE ON RECORD QUARTERLY PRODUCTION OF 61,191 OZ

Vancouver, B.C. – July 29, 2016 – Newmarket Gold Inc. (“Newmarket Gold” or the “Company”) (TSX: NMI) (OTCQX: NGMTF) is pleased to announce financial results for the three and six months ended June 30, 2016. Full Financial Statements and Management Discussion & Analysis documents can be found at www.sedar.com and the Company’s website, www.newmarketgoldinc.com.

All figures are in United States (“U.S”) dollars, unless otherwise stated.

Second Quarter 2016 Highlights

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2016 Corporate Guidance Revision: Increased full year 2016 consolidated production guidance to 225,000 – 235,000 ounces, following record quarterly production from Fosterville, while lowering consolidated All-In Sustaining Costs (“AISC”) to $900 - $975 per ounce sold.

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Strong Cash Position: Increased cash balance of $69.9 million, an increase of 91% from $36.5 million at Q4 2015. Working capital of $56.3 million at Q2 2016, up significantly from $22.3 million at Q4 2015.

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Generating Free Cash Flow: Operating cash flow for Q2 2016 of $31.0 million or $0.18 per share based on basic weighted average number of shares outstanding, based on revenue of $78.0 million from 62,223 ounces sold. Free cash flow of $17.4 million based on operating cash flow less capital expenditures of $13.6 million, after investing $3.6 million into growth programs in Q2 2016.

•	Record Quarterly Mine Operating Income: Q2 2016 Mine Operating Income of $28.1 million, up 60% from Q1 2016, the result of record quarterly consolidated gold production of 61,191 ounces.
•	Record Consolidated Quarter Operating Cash Cost & Low AISC: Q2 2016 Operating cash costs per ounce sold of $673 and AISC per ounce sold of $937.
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Record Quarterly Performance at Flagship Fosterville Gold Mine: Gold production of 37,245 ounces with record average grade of 7.50 g/t Au and record quarterly recovery of 90.8% supported by the successful commissioning of the new gravity gold circuit.

•	Fosterville Achieves Record Low Quarter Operating Cost & Low AISC: Q2 2016 Operating cash cost per ounce sold of $440 and AISC per ounce sold of $741.
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Increased Net income: $16.7 million or $0.10 Basic EPS in Q2 2016, including the impact of $2.3 million in share based compensation expense tied to the 76% increase in the share price of the Company on the TSX Exchange in Q2 2016.

Douglas Forster, President & CEO, Newmarket Gold commented: “Newmarket Gold is pleased to report another consecutive quarter of improved operational performance and financial results driven by record results from our flagship Fosterville gold mine, where an increasing grade profile and improved metallurgical recoveries have supported record production results. Our continued focus on safety, productivity and quality has enabled Newmarket Gold to build a cash balance of $69.9 million, marking an increase of 91% from the start of the year. For the first half of 2016, the Company has generated free cash flow of $26.2 million from operations after investing $7.5 million in growth exploration programs.”

“Based on record second quarter production, Newmarket Gold is increasing full year consolidated production guidance to 225,000 – 235,000 ounces of gold and lowering the consolidated AISC to $900 - $975 per ounce sold, mainly attributable to record production, grade and recovery at Fosterville. In addition, exploration success to date on near mine targets and continued strengthening of the gold price support increasing our exploration growth programs to $10-$15 million for the year. This increased growth investment will enable the Company to advance the resource potential of our assets and to accelerate the development of the growth side of our business. Currently, we have increased drilling at all sites and now have 13 drill rigs in operation, with programs designed to increase mineral resources and mineral reserves to extend the mine life of our operations.”

2016 Corporate Guidance Revision

	Fosterville	Cosmo	Stawell	Consolidated
REVISED GUIDANCE
Gold Production (ounces)	130,000 – 140,000	~60,000	~35,000	225,000 – 235,000
Operating Cash Costs per Ounce(1)	$450 - $525	$975 – $1,050	$1,050 – $1,125	$650 - $725
AISC per Ounce(1)				$900 - $975
Sustaining Capital Expenditures	$42 - $44.5 million	$5 - $7 million	$3 - $3.5 million	$50 – $55 million
Growth Expenditures				$10 – $15 million
Corporate G&A				~$8 million
PRIOR GUIDANCE
Gold Production (ounces)	110,000 – 120,000	60,000 - 65,000	~35,000	205,000 – 220,000
Operating Cash Costs per Ounce(1)	$500 - $575	$720 - $795	$900 - $975	$650 - $725
AISC per Ounce(1)				$950 - $1,025
Sustaining Capital Expenditures	$37.5 - $42.5 million	$10 - $12 million	$2.5 - $3.0 million	$50 - $57.5 million
Growth Expenditures				$5 - $10 million
Corporate G&A				$5 - $6 million

(1) Operating Cash Costs per ounce and AISC per ounce reflect an average Australian to US dollar exchange rate of $0.

CONSOLIDATED RESULTS SUMMARY – For the period ended June 30, 2016

Financial Results
(in thousands, except per share and per ounce amounts)	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Revenue ($)	78,039	66,044	144,094	138,941
Cost of operations, including depletion and depreciation ($)	(49,953)	(46,526)	(98,455)	(99,661)
Mine operating income ($)	28,086	19,518	45,639	39,280
Net (loss) income ($)	16,760	12,072	23,223	27,775
Net (loss) income per share ($/share) – basic	0.10	0.10	0.14	0.24
Net (loss) income per share ($/share) – diluted	0.09	0.10	0.14	0.23
Cash generated from operating activities ($)	30,999	27,073	49,300	54,559
Capital investment in mine development, property,
	13,643	17,158	23,078	30,618
plant and equipment ($)
Average realized gold price per ounce ($)	1,253	1,196	1,199	1,190
Average quoted gold price per ounce ($)	1,260	1,192	1,221	1,206
Operating cash costs per ounce sold ($)	673	681	686	682
All-in sustaining cash costs per ounce sold ($)	937	1,037	923	985

Operational Results	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Ore Milled (t)	564,401	588,381	1,136,852	1,174,101
Grade (g/t Au)	3.75	3.31	3.69	3.44
Recovery (%)	89.8	88.0	88.3	87.2
Gold Oz Produced	61,191	55,998	119,248	115,674
Gold Oz Sold	62,223	55,154	120,019	116,447

SECOND QUARTER 2016 FINANCIAL REVIEW

Newmarket Gold achieved record consolidated gold production of 61,191 ounces in Q2 2016, which included record quarterly production from the Fosterville gold mine of 37,245 ounces driven by record mill grade of 7.50 g/t Au and record recovery of 90.8% . Revenue for Q2 2016 was $78.0 million based on 62,223 ounces of gold sold at an average realized gold price of $1,253 per ounce, an increase in revenue of 18% compared to Q2 2015 as a result of 13% more gold sold in a rising gold price environment.

On a consolidated basis, operating cash costs per ounce was a quarterly record low of $673 per ounce sold in Q2, the result of an increasing grade and recovery profile, particularly at our flagship Fosterville gold mine which accounted for 61% of consolidated production. As a result of the record quarterly production and operating cash cost per ounce results, mine operating income in Q2 2016 was a quarterly record $28.1 million, a 44% increase over the corresponding period of 2015 and a 60% increase from the first quarter of 2016.

Operating expenses in absolute terms for the second quarter of $40.9 million increased 11% compared to Q2 2015, partly due to higher operating costs at Fosterville as a result of a shift to a total extraction mining method to optimize higher grades, the success of which has been demonstrated in the 17% decrease in operating cash costs per ounce to $440 compared to Q2 2015. Operating costs per ounce at Cosmo have increased 12% from Q2 2015 to $974, with comparatively lower tonnes driving 4% fewer ounces sold, and a significantly higher ratio of operating development resulting in a higher allocation of costs to operations expenses. Operating costs at Stawell have also increased in Q2 2016 relative to the prior year due to increased levels of operating development to open up mining fronts in the Federal Albion, and lower comparative grades and recoveries have resulted in increased operating cash costs per ounce of $1,144.

Royalty expense increased 42% compared to the second quarter of 2015, reflective of record production at Fosterville and the resulting impact on revenues, and the commencement of a 1% NSR royalty at Stawell as of January 1, 2016. Depletion and depreciation of $8.0 million in Q2 2016 is down 10% compared to the previous year, impacted by a lower Australian dollar but mainly the result of lower book values at Cosmo and a longer mine life at Fosterville.

Net income for the second quarter of 2016 was $16.8 million or $0.10 per share (basic), compared to net income of $12.1 million or $0.10 per share in Q2 2015. The unchanged earnings per share over the two periods despite an increase in net income of 39% during Q2 2016 is reflective of the higher weighted average number of shares outstanding (basic) as a result of the conversion and redemption of Debentures and the exercise of warrants during the first quarter of 2016 resulting in the Company being essentially debt free. Second quarter net income includes $3.6 million of exploration and evaluation expenditures, an increase of 36% over Q2 2015 as the Company focuses on growing its resources while continuing to maintain strong cash flow generation.

Net income was also impacted by share based compensation of $2.3 million, largely due to the vesting of two tranches of the Company’s performance share units, whose share-performance vesting terms were triggered as a result of the 76% increase of the Company’s share price on the TSX Exchange in Q2 2016. General and administrative expenses have increased compared to 2015 both on a quarterly and year-to-date basis, reflecting the increased corporate capacity as a result of Newmarket’s amalgamation with Crocodile Gold in July of 2015, and increase capital markets activity since that time. Increase general and administration expenses also reflect the increased value of phantom share units due to the significant appreciation in the Company’s market value, and the accrual of certain employee awards which are directly related to the financial performance of the Company.

During the second quarter of 2016, the Company also recognized a deferred tax expense of $2.8 million, compared to $0.6 million in the corresponding period of 2015. The expense predominantly relates to the estimated use of non-capital losses relating to Fosterville and Stawell, driven by continued record results from Fosterville and an exceptionally strong Australian gold price environment, averaging A$1,689 during the second quarter and surpassing A$1,800 towards the end of the quarter.

Cash Flow

Newmarket Gold generated operating cash flow of $31.0 million in Q2 2016, compared to $27.1 million in the same period of 2015. The 15% increase in operating cash flows reflects the 18% increase in revenue owing to record production and higher gold prices, while also reflecting the ongoing investment of $3.6 million in exploration and evaluation growth programs. On a year to date basis, the Company has generated $49.3 million in cash flow from operations, which includes $7.5 million in exploration and evaluation spending.

Newmarket invested $11.1 million in Q2 2016 on underground development and resource definition, with Fosterville accounting for 85% of this total expenditure. Mine development at Cosmo continued to be comparatively low at $0.6 million, with a focus on operating development in the now-accessed Mining Block 8, and also on the completion of the 640 drill drive growth development which provides a drill platform for the Sliver lode and the Eastern Lode footwall targets, in addition to grade control drilling. Lower mine development compared to 2015 is mainly due to decreased underground development at Cosmo, with a shift to more underground development expected in the second half of 2016. Property, plant and equipment expenditure in the quarter was $2.6 million down compared to 2015, with reduced expenditures at each of the mine operations.

The Company achieved consolidated All-In Sustaining cash costs per ounce of $937 in the second quarter of 2016, up slightly from Q1 2016 due to timing of expenditures. Consolidated All-In Sustaining cash costs of $923 per ounce for the first half of 2016 is tracking well below initial 2016 guidance of $950-$1,025 per ounce, resulting in a downward revision to $900-$975 per ounce. Notably, the All-In Sustaining cash costs per ounce for Fosterville decreased by 21% to $741 per ounce in Q2 2016, when compared to Q2 2015, and decreased 18% to $732 per ounce YTD 2016 when compared to YTD 2015.

Net cash provided from financing activities in the second quarter of $0.8 million reflected the proceeds from the exercise of stock options and warrants, offset by ongoing capital lease obligation and other loan repayments. Net cash from financing of $5.2 million in the first half of 2016 also reflects $5.1 million on the exercise of 4,250,769 share purchase warrants in the first quarter, and the final payment of $0.7 million in interest on the conversion and redemption of the Debentures.

Financial Position
At June 30, 2016, the Company had a cash balance of $69.9 million, a significant increase from $36.5 million as at December 31, 2015 representing real cash flow generation of $17.8 million during Q2 2016 and $33.4 million during the first half of 2016. Newmarket Gold’s working capital position at the end of Q2 2016 was $56.3 million, a significant increase from $22.3 million at December 31, 2015, reflecting net free cash flow from mine operations, the receipt of proceeds on the exercise of share purchase warrants, and the reduction of current debt relating to the Debentures. With the full conversion and redemption of the Debentures, the Company is essentially debt-free with only $2.8 million in capital lease obligations and other loans.

Foreign Exchange

Newmarket Gold has generally benefited in the Australian dollar exchange rate relative to the US dollar, which has markedly increased the gold price in Australian dollar terms (the functional currency of its subsidiaries’ operations) while having the effect of lowering cash costs in US dollar terms. Over the second quarter, the Australian denominated gold price, has traded at an average of approximately A$1,689 and has exceeded A$1,800 on occasion.

The Australian dollar closed at $0.7486 on June 30, 2016, an increase of 3% compared to December 31, 2015. The average Australian dollar exchange rate for the second quarter was $0.7459, down 4% compared to $0.7778 for the same period in 2015.

Second Quarter 2016 Financial Earnings Conference Call Details

In connection with our second quarter 2016 financial results, Douglas Forster, President and Chief Executive Officer, Darren Hall, Chief Operating Officer and Robert Dufour, Chief Financial Officer, will also host a conference call to discuss the results on Friday, July 29, 2016, at 11:00 a.m. (EDT).

Participants may listen to the call by dialing toll free 1 (877) 291-4570 at approximately 10:50 a.m. (EDT) and ask to join the Newmarket Gold conference call. International or local callers should dial 1 (647) 788-4919 at approximately 10:50 a.m. (EDT) and ask to join the Newmarket Gold conference call.

The call will be webcast live at http://edge.media-server.com/m/p/6t6xwz96 and at www.newmarketgoldinc.com in the Events and Webcast section under the Investor Relations tab.

The live audio webcast will be archived and made available for replay at www.newmarketgoldinc.com.

Presentation slides which accompany the conference call will be made available in the Investors section of the Newmarket Gold website, under Presentations, prior to the conference call.

Upcoming Events

Diggers & Dealers Conference – August 1-3rd, 2016, Kalgoorlie, Western Australia
Rodman & Renshaw Global Investment Conference – September 11-13th, New York, NY
Precious Metals Summit – September 14-16th, Beaver Creek, Colorado
Denver Gold Show – September 18-21st, Colorado Springs, Colorado

Qualified Person

Mark Edwards, MAusIMM (CP), MAIG, General Manager, Exploration, Newmarket Gold, is a "Qualified Person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this press release.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Ryan King
Vice President, Investor Relations
Newmarket Gold, Inc.
T: 778.372.5611
E: rking@newmarketgoldinc.com
www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian listed gold producer with three 100% owned underground operating mines in Australia. The flagship operation, Fosterville Gold Mine, and the Stawell Gold Mine are located in the state of Victoria, and the Cosmo Gold Mine is located in the Northern Territory. In addition, Newmarket has a pipeline of growth projects within Australia, including The Maud Creek Gold Project in the Northern Territory and the Big Hill Gold Project in the state of Victoria. The Company is based on a strong foundation of quality gold production from its three Australian mines, producing over 220,000 ounces of gold annually. Newmarket Gold is dedicated to the development of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base with reserve upside. Newmarket strives to enhance shareholder value through a disciplined approach to growth focused on organic exploration success on near mine targets and accretive acquisition opportunities in stable mining jurisdictions.

NON-IFRS MEASURES

Newmarket Gold has included in this MD&A certain non-IFRS performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Operating Cash Costs per Ounce of Gold – Newmarket Gold calculates operating cash costs per ounce by deducting silver sales revenue as a by-product from operating expenses per the consolidated statement of operations, then dividing by the gold ounces sold during the applicable period. Operating expenses include mine site operating costs such as mining, processing and administration as well as royalties, however excludes depletion and depreciation, share-based payments and rehabilitation costs.

All-In Sustaining Costs per Ounce of Gold – Newmarket Gold has adopted an all-in sustaining cost performance measure that reflects all of the expenditures that are required to produce an ounce of gold from current operations. While there is no standardized meaning of the measure across the industry, the Company’s definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations.

The Company defines all-in sustaining costs as the sum of operating cash costs (per above), sustaining capital (capital required to maintain current operations at existing levels), capital lease repayments, corporate general and administrative expenses, mine exploration within the known resource, and rehabilitation accretion and amortization related to current operations. All-in sustaining costs excludes capital expenditures for significant improvements at existing operations deemed to be expansionary in nature, exploration and evaluation related to growth projects, rehabilitation accretion and amortization not related to current operations, financing costs, debt repayments, share-based compensation not related to operations, and taxes.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this press release or incorporated by reference herein, except in accordance with applicable securities laws.